UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated May 30, 2017 titled “GeoPark Announces Appointment of Jamie B. Coulter to its Board of Directors”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES APPOINTMENT OF JAMIE B. COULTER

TO ITS BOARD OF DIRECTORS

Santiago, Chile – May 30, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, announced the appointment of Mr. Jamie B. Coulter as a new member of the Board of Directors of the Company, effective May 17, 2017.

Mr. Coulter is a well-respected businessman, known for spearheading the growth of a variety of businesses in diverse sectors. Mr. Coulter currently serves as Chairman and CEO of Coulter Enterprises Inc., a private investment firm. Mr. Coulter has been an investor in and strong supporter of GeoPark since 2006.

Mr. Coulter was a leader in the food retail and restaurant business for more than 46 years. He built and became the Chief Executive Officer of Lone Star Steakhouse & Saloon, a company that was awarded IPO of the year and Forbes Magazine #1 Best Small Company in America for 3 consecutive years. In addition to Lone Star, he developed and operated Pizza Hut and Kentucky Fried Chicken restaurants and became the largest Pizza Hut franchisee, was inducted to the Pizza Hut Hall of Fame, and was named the Restaurants & Institutions CEO of the year.

Mr. Coulter has both operating and investment experience in the oil and gas business, including the founding of Sunburst Exploration, a US upstream oil and gas company that he built throughout the 1980s and sold in 1994. Mr. Coulter also has a successful track record as an oil and gas investor and has been an active participant in the North American shale plays during the last ten years.

Mr. Coulter currently serves as a Director of the Federal Law Enforcement Foundation; Director of Jimmy Johns, LLC; Director of Realm Cellars; Director of Cirq Estates, LLC; Director of KB Wines, LLC; Member of the Board of Trustee for HCA Wesley Medical Center and Member of the Texas Heart Institute Foundation Board. Mr. Coulter has previously served as Chairman of the Board of Directors of the Young Presidents’ Organization; Director of Empower America; Chairman of the Venice International University of Leadership; Chairman of the Board of the International Pizza Hut Franchise Holders’ Association; Chairman of the Board of Trustees of Friends University; Member of the Board of Advisors of The Wichita State University Center for Entrepreneurship; Member of the Board of Trustees for the University of Kansas School of Business; Director of Intrust Bank, N.A. and Chairman of the Board of Fox & Hound Restaurant Group.

Mr. Coulter said: “I have invested in and followed GeoPark since its very early days – and am eager to now participate more closely with this well-positioned Company for its next big growth phase. The size and scale of GeoPark’s current assets and new opportunities across the region are impressive and exciting.”

Gerry O'Shaughnessy, Chairman of the Board of GeoPark, said: “We are very pleased to welcome Jamie Coulter and his winning experience to our Board. At this key inflection point for GeoPark, his distinguished track record in growth companies will prove invaluable to GeoPark in helping us take advantage of the important opportunities ahead.”

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the drilling plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 31, 2017